UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

04000843

JAN 14 2004

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Merrill Lynch Mortgage Investors, Inc.
(Exact Name of Registrant as Specified in Charter)

0000809940
(Registrant CIK Number)

Form 8-K for January 13, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-106175
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

PROCESSED
JAN 15 2004
THOMSON
FINANCIAL

98974 Fieldstone 2004-1
Form SE re Collateral Term Sheet

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 14, 2004.

MERRILL LYNCH MORTGAGE INVESTORS, INC.

By: _______________________
Name: Ted Bouloukos
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 311(h) OF REGULATION S-T, THESE COLLATERAL TERM SHEETS ARE BEING FILED IN PAPER

COLLATERAL TERM SHEETS

for

FIELDSTONE MORTGAGE INVESTMENT TRUST, SERIES 2004-1

Fieldstone Mortgage Investment Trust
Series 2004-1
Group 1
Collateral Tables
January 13, 2003

The attached tables and other statistical analyses (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraphs, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Aggregate Outstanding Principal Balance	$270,167,866
Aggregate Original Principal Balance	$270,231,131
Number of Mortgage Loans	1,512

	Minimum	Maximum	Average [1]
Original Principal Balance	$27,750	$400,000	$178,724
Outstanding Principal Balance	$27,750	$400,000	$178,682
	Minimum	**Maximum**	**Weighted Average [2]**
Original Term (mos)	360	360	360
Stated remaining Term (mos)	356	360	359
Loan Age (mos)	0	4	1
Current Interest Rate	5.400%	10.450%	6.965%
Initial Interest Rate Cap [3]	2.000%	3.000%	2.987%
Periodic Rate Cap [3]	1.000%	2.000%	1.013%
Gross Margin [3]	2.000%	6.250%	5.630%
Maximum Mortgage Rate [3]	11.400%	16.450%	12.965%
Minimum Mortgage Rate [3]	5.400%	10.450%	6.965%
Months to Roll [3]	20	60	24
Original Loan-to-Value	27.55%	100.00%	82.94%
Credit Score [4]	500	806	654

	Earliest	Latest
Maturity Date	09/01/33	01/01/34

Lien Position	Percent of Mortgage Pool
1st Lien	100.00%

Year of Origination	Percent of Mortgage Pool
2003	100.00%

Occupancy	Percent of Mortgage Pool
Primary	93.52%
Second Home	0.18%
Investment	6.30%

Loan Purpose	Percent of Mortgage Pool
Purchase	65.39%
Refinance - Rate Term	13.68%
Refinance - Cashout	20.93%

Loan Type	Percent of Mortgage Pool
ARM	100.00%

Property Type	Percent of Mortgage Pool
Single Family Attached	0.16%
Single Family Detached	70.16%
Rowhouse	0.12%
Townhouse	0.47%
Condominium	10.37%
Two-to-Four Family	2.47%
Planned Unit Development	16.25%

(1) Sum of Principal Balance divided by total number of loans.
(2) Weighted by Outstanding Principal Balance.
(3) Adjustable Rate Mortgage Loans only.
(4) Minimum and Weighting only for loans with scores.

Mortgage Rates

Range of Mortgage Rates	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
6.000% or less	136	$33,601,304	12.44%	5.840%	705	$247,068	82.18%	36.01%
6.001% to 6.500%	293	65,172,103	24.12	6.359	685	222,430	83.13	29.49
6.501% to 7.000%	379	75,146,241	27.81	6.823	655	198,275	82.79	37.77
7.001% to 7.500%	226	35,951,317	13.31	7.313	638	159,077	83.64	41.97
7.501% to 8.000%	203	28,602,559	10.59	7.814	618	140,899	83.73	46.01
8.001% to 8.500%	143	17,820,150	6.60	8.282	594	124,616	83.75	54.59
8.501% to 9.000%	90	10,093,428	3.74	8.769	570	112,149	80.99	63.40
9.001% to 9.500%	27	2,445,677	0.91	9.226	580	90,581	81.75	66.58
9.501% to 10.000%	9	908,725	0.34	9.705	526	100,969	74.23	74.37
10.001% to 10.500%	6	426,362	0.16	10.268	565	71,060	64.92	68.24
Total:	**1,512**	**$270,167,866**	**100.00%**	**6.965%**	**654**	**$178,682**	**82.94%**	**39.48%**

As of the Cut-off Date, Mortgage Rates borne by the Mortgage Loans ranged from 5.400% per annum to 10.450% per annum and the weighted average Mortgage Rate of the Rate Mortgage Loans was approximately 6.965% per annum.

Remaining Months to Stated Maturity

Range of Remaining Months to Stated Maturity	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
349 to 360	1,512	$270,167,866	100.00%	6.965%	654	$178,682	82.94%	39.48%
Total:	**1,512**	**$270,167,866**	**100.00%**	**6.965%**	**654**	**$178,682**	**82.94%**	**39.48%**

As of the Cut-off Date, the remaining term to stated maturity of the Mortgage Loans ranged from 356 months to 360 months and the weighted average term to stated maturity of the Mortgage Loans was approximately 359 months.

Original Mortgage Loan Principal Balances

Range of Original Mortgage Loan Principal Balances	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
$50,000 or less	36	$1,484,176	0.55%	8.235%	620	$41,227	81.18%	81.28%
$50,001 to $100,000	280	22,296,327	8.25	7.886	616	79,630	82.60	67.70
$100,001 to $150,000	316	39,456,975	14.60	7.414	636	124,864	81.94	48.48
$150,001 to $200,000	254	44,744,091	16.56	7.169	650	176,158	82.72	41.29
$200,001 to $250,000	279	62,539,651	23.15	6.781	661	224,156	83.01	34.95
$250,001 to $300,000	247	67,711,863	25.06	6.596	665	274,137	82.97	30.59
$300,001 to $350,000	94	29,642,245	10.97	6.550	669	315,343	84.62	31.93
$350,001 to $400,000	6	2,292,537	0.85	6.722	683	382,089	84.10	32.18
Total:	**1,512**	**$270,167,866**	**100.00%**	**6.965%**	**654**	**$178,682**	**82.94%**	**39.48%**

As of the Cut-off Date, the outstanding principal balances of the Mortgage Loans ranged from approximately $27,750 to approximately $400,000 and the average outstanding principal balance of the Mortgage Loans was approximately $178,682

Product Types

Product Types	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
2/28 LIBOR ARM	772	$112,661,487	41.70%	7.351%	634	$145,935	83.00%	45.09%
2/28 LIBOR IO ARM	680	144,732,188	53.57	6.683	668	212,841	83.09	35.32
3/27 LIBOR ARM	18	3,106,606	1.15	7.116	618	172,589	81.00	56.20
3/27 LIBOR IO ARM	25	6,176,048	2.29	6.797	666	247,042	82.04	25.62
5/25 Treasury ARM	8	1,432,417	0.53	6.237	693	179,052	75.35	56.98
5/25 Treasury IO ARM	9	2,059,120	0.76	6.444	717	228,791	79.73	29.68
Total:	**1,512**	**$270,167,866**	**100.00%**	**6.965%**	**654**	**$178,682**	**82.94%**	**39.48%**

Loan Program

Loan Program	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Balance	Weighted Average Original LTV	Percent Full Doc
Bay Street	624	$127,042,250	47.02%	6.641%	683	$203,593	83.51%	23.95%
Main Street	390	58,108,937	21.51	7.632	572	148,997	81.87	76.37
Wall Street	323	54,960,495	20.34	6.808	693	170,156	79.49	19.96
High Street	175	30,056,184	11.13	7.326	618	171,750	88.89	69.52
Total:	**1,512**	**$270,167,866**	**100.00%**	**6.965%**	**654**	**$178,682**	**82.94%**	**39.48%**

State Distributions of Mortgaged Properties

State Distributions of Mortgaged Properties	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Arizona	116	$14,833,577	5.49%	7.203%	644	$127,876	82.34%	48.24%
Arkansas	8	674,504	0.25	8.015	599	84,313	85.13	68.01
California	634	148,069,365	54.81	6.568	670	233,548	82.52	31.76
Colorado	119	20,689,034	7.66	7.084	650	173,857	84.98	40.62
District of Columbia	1	157,137	0.06	7.675	606	157,137	85.00	100.00
Florida	59	7,393,861	2.74	7.598	630	125,320	83.97	47.43
Idaho	7	511,120	0.19	7.509	635	73,017	77.80	52.49
Indiana	11	1,027,373	0.38	7.622	582	93,398	84.08	81.72
Iowa	44	3,867,101	1.43	8.513	600	87,889	86.36	76.57
Kansas	32	3,191,611	1.18	7.417	625	99,738	84.09	64.47
Kentucky	10	967,334	0.36	7.776	575	96,733	87.83	87.08
Louisiana	1	59,000	0.02	8.150	664	59,000	74.68	0.00
Maryland	43	8,114,259	3.00	7.425	650	188,704	83.44	45.16
Massachusetts	44	8,988,876	3.33	7.364	638	204,293	79.22	27.37
Michigan	27	3,512,409	1.30	7.881	603	130,089	84.17	49.49
Minnesota	13	2,234,633	0.83	7.129	619	171,895	86.82	81.15
Mississippi	2	177,800	0.07	8.373	585	88,900	91.95	100.00
Missouri	46	4,610,475	1.71	7.989	587	100,228	82.20	69.34
Nebraska	10	1,037,780	0.38	8.182	599	103,778	85.45	56.00
Nevada	18	2,914,360	1.08	6.788	668	161,909	81.74	46.62
New Hampshire	1	131,892	0.05	6.990	788	131,892	80.00	0.00
New Jersey	10	1,660,810	0.61	8.299	590	166,081	78.87	39.37
New Mexico	3	755,541	0.28	7.561	557	251,847	84.97	100.00
North Carolina	16	1,405,738	0.52	8.227	609	87,859	84.35	74.14
North Dakota	2	120,953	0.04	7.535	575	60,477	66.27	100.00
Oklahoma	5	470,627	0.17	8.747	584	94,125	72.82	66.00
Oregon	6	775,336	0.29	7.872	588	129,223	84.71	64.09
Pennsylvania	5	864,656	0.32	7.404	580	172,931	86.21	84.74
Rhode Island	6	942,425	0.35	7.004	619	157,071	81.69	54.21
South Carolina	6	585,768	0.22	8.325	607	97,628	84.63	43.59
Tennessee	23	2,186,378	0.81	7.675	652	95,060	83.57	51.41
Texas	73	8,525,717	3.16	7.691	633	116,791	83.09	50.26
Utah	29	3,622,321	1.34	7.215	644	124,908	85.52	59.99
Virginia	29	5,684,262	2.10	7.445	668	196,009	82.09	22.98
Washington	42	7,904,563	2.93	7.144	642	188,204	84.74	42.89
Wisconsin	8	1,033,069	0.38	8.088	569	129,134	82.56	37.10
Wyoming	3	466,200	0.17	7.198	569	155,400	90.00	100.00
Total:	**1,512**	**$270,167,866**	**100.00%**	**6.965%**	**654**	**$178,682**	**82.94%**	**39.48%**

No more than approximately 1.14% of the Mortgage Loans will be secured by mortgaged properties located in any one zip code.

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
50.00% or less	7	$646,444	0.24%	7.647%	587	$92,349	41.82%	59.78%
50.01% to 55.00%	8	1,035,006	0.38	7.586	593	129,376	52.61	69.37
55.01% to 60.00%	8	1,554,783	0.58	7.919	574	194,348	57.67	41.92
60.01% to 65.00%	16	2,312,844	0.86	7.472	589	144,553	63.52	52.90
65.01% to 70.00%	40	6,369,430	2.36	7.630	591	159,236	68.40	50.79
70.01% to 75.00%	71	10,295,118	3.81	7.634	584	145,002	74.10	55.79
75.01% to 80.00%	644	116,137,111	42.99	6.757	676	180,337	79.83	24.93
80.01% to 85.00%	314	62,942,914	23.30	6.889	659	200,455	84.81	32.14
85.01% to 90.00%	336	57,145,618	21.15	7.114	624	170,076	89.87	65.51
90.01% to 95.00%	32	4,846,981	1.79	7.650	650	151,468	94.56	73.98
95.01% to 100.00%	36	6,881,616	2.55	7.269	696	191,156	99.84	65.61
Total:	**1,512**	**$270,167,866**	**100.00%**	**6.965%**	**654**	**$178,682**	**82.94%**	**39.48%**

As of the Cut-off Date, the Original Loan-to-Value Ratios of the Mortgage Loans ranged from 27.55% to 100.00% and the weighted average Original Loan-to-Value was approximately 82.94%.

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Purchase	971	$176,656,072	65.39%	6.791%	679	$181,932	83.33%	27.50%
Refinance - Cashout	339	56,557,449	20.93	7.387	600	166,836	81.71	64.89
Refinance - Rate Term	202	36,954,345	13.68	7.147	615	182,942	82.96	57.89
Total:	**1,512**	**$270,167,866**	**100.00%**	**6.965%**	**654**	**$178,682**	**82.94%**	**39.48%**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Single Family Attached	2	$427,250	0.16%	6.896%	692	$213,625	85.47%	0.00%
Single Family Detached	1,085	189,543,220	70.16	7.012	649	174,694	82.80	39.62
Rowhouse	3	328,033	0.12	8.130	590	109,344	83.14	100.00
Townhouse	10	1,266,223	0.47	7.350	678	126,622	85.01	25.48
Condominium	142	28,018,276	10.37	6.551	669	197,312	83.31	37.78
Two-to-Four Family	25	6,676,381	2.47	6.803	688	267,055	81.21	34.30
Planned Unit Development	245	43,908,482	16.25	7.027	659	179,218	83.48	41.10
Total:	**1,512**	**$270,167,866**	**100.00%**	**6.965%**	**654**	**$178,682**	**82.94%**	**39.48%**

Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Full Documentation	685	$106,670,712	39.48%	7.124%	613	$155,724	84.21%	100.00%
Stated Income Wage Earner	522	106,584,626	39.45	6.683	696	204,185	81.86	0.00
Stated Income Self Employed	206	38,622,476	14.30	7.138	666	187,488	81.68	0.00
24 Month Bank Statements	50	9,152,597	3.39	7.312	607	183,052	84.85	0.00
12 Month Bank Statements	34	6,224,240	2.30	7.417	640	183,066	84.57	0.00
Limited Documentation	15	2,913,215	1.08	7.077	622	194,214	82.84	0.00
Total:	**1,512**	**$270,167,866**	**100.00%**	**6.965%**	**654**	**$178,682**	**82.94%**	**39.48%**

Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Primary	1,384	$252,673,692	93.52%	6.936%	652	$182,568	83.04%	39.16%
Investment	124	17,017,089	6.30	7.388	676	137,235	81.34	44.25
Second Home	4	477,084	0.18	7.148	666	119,271	84.60	42.26
Total:	**1,512**	**$270,167,866**	**100.00%**	**6.965%**	**654**	**$178,682**	**82.94%**	**39.48%**

The information set forth above with respect to occupancy is based upon representations of the related mortgagors at the time of origination.

Mortgage Loan Age Summary

Mortgage Loan Age Summary	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
0	397	$72,391,508	26.80%	6.899%	653	$182,346	82.58%	40.93%
1	707	125,930,314	46.61	6.971	657	178,119	83.49	39.92
2	366	63,313,705	23.43	7.022	647	172,988	81.94	36.99
3	29	5,909,439	2.19	7.071	662	203,774	84.32	32.58
4	13	2,622,901	0.97	6.845	629	201,762	87.01	54.33
Total:	**1,512**	**$270,167,866**	**100.00%**	**6.965%**	**654**	**$178,682**	**82.94%**	**39.48%**

As of the Cut-off Date, the weighted average age of the Mortgage Loans was approximately 1 month.

Original Prepayment Penalty Term

Original Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
None	151	$21,233,716	7.86%	7.898%	626	$140,621	84.25%	52.70%
6 Months	33	3,243,741	1.20	7.426	625	98,295	84.19	63.44
12 Months	16	2,601,695	0.96	7.233	622	162,606	80.67	53.16
24 Months	1,222	226,796,707	83.95	6.873	657	185,595	82.95	37.51
30 Months	28	3,069,534	1.14	7.605	614	109,626	83.55	56.30
36 Months	62	13,222,473	4.89	6.718	664	213,266	80.62	39.58
Total:	**1,512**	**$270,167,866**	**100.00%**	**6.965%**	**654**	**$178,682**	**82.94%**	**39.48%**

The weighted average prepayment penalty term at origination with respect to the Mortgage Loans having prepayment penalties is approximately 24 months.

Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
476 to 500	3	$621,750	0.23%	9.072%	500	$207,250	75.65%	34.38%
501 to 525	52	6,365,386	2.36	8.219	513	122,411	76.45	92.36
526 to 550	118	18,011,027	6.67	7.910	538	152,636	80.32	81.82
551 to 575	127	19,127,873	7.08	7.437	563	150,613	84.77	81.54
576 to 600	115	17,893,619	6.62	7.463	587	155,597	83.13	73.68
601 to 625	116	18,353,741	6.79	7.239	613	158,222	83.08	64.40
626 to 650	176	32,247,541	11.94	7.044	639	183,225	83.33	43.61
651 to 675	260	49,035,951	18.15	6.852	664	188,600	82.93	25.18
676 to 700	228	43,340,346	16.04	6.639	687	190,089	83.37	18.12
701 to 725	146	29,877,833	11.06	6.534	712	204,643	83.59	20.66
726 to 750	90	19,191,656	7.10	6.434	739	213,241	83.39	10.69
751 to 775	53	10,351,655	3.83	6.402	761	195,314	82.79	21.40
776 to 800	27	5,592,240	2.07	6.359	783	207,120	81.86	9.62
801 to 825	1	157,250	0.06	6.990	806	157,250	85.00	0.00
Total:	**1,512**	**$270,167,866**	**100.00%**	**6.965%**	**654**	**$178,682**	**82.94%**	**39.48%**

The Credit Scores of the Mortgage Loans that were scored as of the Cut-off Date ranged from 500 to 806 and the weighted average Credit Score of the Mortgage Loans that were scored as of the Cut-off Date was approximately 654.

Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average FICO	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
A+	80	$15,702,031	5.81%	7.020%	669	$196,275	92.73%	60.90%
A	1,146	213,034,038	78.85	6.78	672	185,894	82.76	30.63
A-	92	14,567,093	5.39	7.57	567	158,338	83.38	68.82
B+	39	5,666,572	2.1	7.694	539	145,297	86.47	86.52
B	85	12,003,789	4.44	7.869	548	141,221	79.25	77.32
C+	3	556,914	0.21	8.774	515	185,638	64.38	46.13
C	55	6,901,631	2.55	8.544	537	125,484	73.72	85.78
D	11	1,473,147	0.55	8.895	540	133,922	65.72	100.00
D-	1	262,650	0.1	6.25	719	262,650	85.00	0.00
Total:	**1,512**	**$270,167,866**	**100.00%**	**6.965%**	**654**	**$178,682**	**82.94%**	**39.48%**

Margins

Range of Margins	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
1.501% to 2.000%	1	$112,200	0.04%	8.700%	535	$112,200	85.00%	100.00%
4.501% to 5.000%	1	320,400	0.12	5.950	765	320,400	90.00	100.00
5.001% to 5.500%	834	166,763,373	61.73	6.721	661	199,956	83.29	41.32
5.501% to 6.000%	355	61,998,877	22.95	7.080	647	174,645	82.12	35.23
6.001% to 6.500%	321	40,973,015	15.17	7.785	632	127,642	82.70	37.83
Total:	**1,512**	**$270,167,866**	**100.00%**	**6.965%**	**654**	**$178,682**	**82.94%**	**39.48%**

As of the Cut-off Date, the Gross Margins for the Adjustable Rate Mortgage Loans ranged from 2.000% per annum to 6.250% per annum and the weighted average Gross Margin of the Adjustable Rate Mortgage Loans was approximately 5.630% per annum.

Maximum Mortgage Rates

Range of Maximum Mortgage Rates	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
12.000% or less	136	$33,601,304	12.44%	5.840%	705	$247,068	82.18%	36.01%
12.001% to 12.500%	293	65,172,103	24.12	6.359	685	222,430	83.13	29.49
12.501% to 13.000%	379	75,146,241	27.81	6.823	655	198,275	82.79	37.77
13.001% to 13.500%	226	35,951,317	13.31	7.313	638	159,077	83.64	41.97
13.501% to 14.000%	203	28,602,559	10.59	7.814	618	140,899	83.73	46.01
14.001% to 14.500%	143	17,820,150	6.60	8.282	594	124,616	83.75	54.59
14.501% to 15.000%	90	10,093,428	3.74	8.769	570	112,149	80.99	63.40
15.001% to 15.500%	27	2,445,677	0.91	9.226	580	90,581	81.75	66.58
15.501% to 16.000%	9	908,725	0.34	9.705	526	100,969	74.23	74.37
16.001% to 16.500%	6	426,362	0.16	10.268	565	71,060	64.92	68.24
Total:	**1,512**	**$270,167,866**	**100.00%**	**6.965%**	**654**	**$178,682**	**82.94%**	**39.48%**

As of the Cut-off Date, the Maximum Mortgage Rates for the Adjustable Rate Mortgage Loans ranged from 11.400% per annum to 16.450% per annum and the weighted average Maximum Mortgage Rate of the Adjustable Rate Mortgage Loans was approximately 12.965% per annum.

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
September 2005	13	$2,622,901	0.97%	6.845%	629	$201,762	87.01%	54.33%
October 2005	28	5,701,189	2.11	7.101	660	203,614	84.30	33.77
November 2005	349	60,184,177	22.28	7.022	648	172,447	81.91	36.26
December 2005	680	119,965,002	44.40	6.978	657	176,419	83.65	40.20
January 2006	382	68,920,408	25.51	6.923	651	180,420	82.76	41.37
October 2006	1	208,250	0.08	6.250	738	208,250	85.00	0.00
November 2006	15	2,830,862	1.05	7.057	621	188,724	82.89	48.60
December 2006	21	4,721,842	1.75	6.924	651	224,850	80.72	37.20
January 2007	6	1,521,700	0.56	6.645	689	253,617	82.04	12.88
November 2008	2	298,667	0.11	6.587	663	149,333	80.00	74.33
December 2008	6	1,243,470	0.46	6.475	730	207,245	79.23	22.72
January 2009	9	1,949,400	0.72	6.251	699	216,600	76.79	47.34
Total:	**1,512**	**$270,167,866**	**100.00%**	**6.965%**	**654**	**$178,682**	**82.94%**	**39.48%**

Assumed Mortgage Pools

Adjustable Rate Mortgage Loans

Collateral	Principal Balance ($)	Original Term to Maturity(months)	Remaining Term to Maturity (months)	Remaining Amortization Term (months)	Gross Mortgage Rate(%)	Net Mortgage Rate(%)	Maximum Rate(%)	Minimum Rate(%)	Gross Margin(%)	Initial Periodic Cap(%)	Subsequent Periodic Cap(%)	Rate Adjustment Frequency (months)	Next Rate Adjustment Date	Original Interest Only Term (months)
2/28 ARM / No Penalty (LIBOR)	15,205,262.21	360	359	359	7.976	7.466	13.976	7.976	5.800	3.000	1.000	6	12/1/2005	0
2/28 ARM / 6 Month Penalty (LIBOR)	2,885,990.89	360	359	359	7.517	7.007	13.517	7.517	5.732	3.000	1.000	6	12/1/2005	0
2/28 ARM / 1 Year Penalty (LIBOR)	1,259,724.91	360	359	359	7.287	6.777	13.287	7.287	6.051	3.000	1.000	6	12/1/2005	0
2/28 ARM / 2 Year Penalty (LIBOR)	90,351,411.79	360	359	359	7.231	6.721	13.231	7.231	5.690	3.000	1.000	6	12/1/2005	0
2/28 ARM / 2.5 Year Penalty (LIBOR)	2,312,634.44	360	359	359	7.699	7.189	13.699	7.699	6.026	3.000	1.000	6	12/1/2005	0
2/28 ARM / 3 Year Penalty (LIBOR)	646,463.01	360	359	359	7.529	7.019	13.529	7.529	5.561	3.000	1.000	6	12/1/2005	0
3/27 ARM / No Penalty (LIBOR)	640,930.50	360	358	358	7.982	7.472	13.982	7.982	5.773	3.000	1.000	6	11/1/2006	0
3/27 ARM / 3 Year Penalty (LIBOR)	2,465,675.26	360	359	359	6.891	6.381	12.891	6.891	5.631	3.000	1.000	6	12/1/2006	0
5/25 ARM / 2 Year Penalty (CMT)	208,000.00	360	360	360	5.500	4.990	11.500	5.500	5.500	2.000	2.000	12	1/1/2009	0
5/25 ARM / 3 Year Penalty (CMT)	1,224,416.66	360	359	359	6.363	5.853	12.363	6.363	5.650	2.000	2.000	12	12/1/2008	0
2/28 ARM / No Penalty IO (LIBOR)	5,212,323.00	360	359	300	7.661	7.151	13.661	7.661	5.735	3.000	1.000	6	12/1/2005	60
2/28 ARM / 6 Month Penalty IO (LIBOR)	357,750.00	360	359	300	6.698	6.188	12.698	6.698	5.692	3.000	1.000	6	12/1/2005	60
2/28 ARM / 1 Year Penalty IO (LIBOR)	1,341,970.00	360	359	300	7.182	6.672	13.182	7.182	6.034	3.000	1.000	6	12/1/2005	60
2/28 ARM / 2 Year Penalty IO (LIBOR)	135,958,295.12	360	359	300	6.639	6.129	12.639	6.639	5.550	3.000	1.000	6	12/1/2005	60
2/28 ARM / 2.5 Year Penalty IO (LIBOR)	756,900.00	360	359	300	7.319	6.809	13.319	7.319	6.038	3.000	1.000	6	12/1/2005	60
2/28 ARM / 3 Year Penalty IO (LIBOR)	1,104,950.00	360	359	300	6.399	5.889	12.399	6.399	5.567	3.000	1.000	6	12/1/2005	60
3/27 ARM / No Penalty IO (LIBOR)	175,200.00	360	360	300	7.875	7.365	13.875	7.875	5.200	3.000	1.000	6	1/1/2007	60
3/27 ARM / 3 Year Penalty IO (LIBOR)	6,000,847.83	360	359	300	6.765	6.255	12.765	6.765	5.609	3.000	1.000	6	12/1/2006	60
5/25 ARM / 2 Year Penalty IO (CMT)	279,000.00	360	360	300	6.300	5.790	12.300	6.300	6.000	2.000	2.000	12	1/1/2009	60
5/25 ARM / 3 Year Penalty IO (CMT)	1,780,120.00	360	359	300	6.467	5.957	12.467	6.467	5.500	2.000	2.000	12	12/1/2008	60

Fieldstone Mortgage Investment Trust
Series 2004-1
Group 2
Collateral Tables
January 13, 2003

The attached tables and other statistical analyses (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraphs, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

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Aggregate Outstanding Principal Balance	$270,168,103
Aggregate Original Principal Balance	$270,222,944
Number of Mortgage Loans	1,621

	Minimum	Maximum	Average [(1)]
Original Principal Balance	$27,750	$396,000	$166,701
Outstanding Principal Balance	$27,750	$396,000	$166,668
	Minimum	**Maximum**	**Weighted Average [(2)]**
Original Term (mos)	360	360	360
Stated remaining Term (mos)	356	360	359
Loan Age (mos)	0	4	1
Current Interest Rate	5.150%	11.475%	6.957%
Initial Interest Rate Cap [(3)]	2.000%	3.000%	2.989%
Periodic Rate Cap [(3)]	1.000%	2.000%	1.011%
Gross Margin [(3)]	5.150%	6.500%	5.660%
Maximum Mortgage Rate [(3)]	11.150%	17.475%	12.957%
Minimum Mortgage Rate [(3)]	5.150%	11.475%	6.957%
Months to Roll [(3)]	20	60	24
Original Loan-to-Value	40.00%	100.00%	82.70%
Credit Score [(4)]	502	801	654

	Earliest	Latest
Maturity Date	09/01/33	01/01/34

Lien Position	Percent of Mortgage Pool
1st Lien	100.00%

Year of Origination	Percent of Mortgage Pool
2003	100.00%

Occupancy	Percent of Mortgage Pool
Primary	92.65%
Second Home	0.41
Investment	6.94

Loan Purpose	Percent of Mortgage Pool
Purchase	64.13%
Refinance - Rate Term	13.23
Refinance - Cashout	22.64

Loan Type	Percent of Mortgage Pool
ARM	100.00%

Property Type	Percent of Mortgage Pool
Single Family Attached	0.22%
Single Family Detached	73.10
Rowhouse	0.02
Townhouse	0.55
Condominium	10.27
Two-to-Four Family	2.00
Planned Unit Development	13.85

(1) Sum of Principal Balance divided by total number of loans.
(2) Weighted by Outstanding Principal Balance.
(3) Adjustable Rate Mortgage Loans only.
(4) Minimum and Weighting only for loans with scores.

Mortgage Rates

Range of Mortgage Rates	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
6.000% or less	160	$38,920,554	14.41%	5.865%	691	$243,253	81.71%	39.45%
6.001% to 6.500%	292	62,302,548	23.06	6.360	683	213,365	83.12	29.63
6.501% to 7.000%	361	66,075,623	24.46	6.831	661	183,035	82.23	33.85
7.001% to 7.500%	287	43,345,175	16.04	7.310	636	151,028	83.53	44.59
7.501% to 8.000%	271	32,968,988	12.20	7.800	623	121,657	83.51	46.58
8.001% to 8.500%	103	12,342,572	4.57	8.303	589	119,831	83.76	61.87
8.501% to 9.000%	105	11,170,656	4.13	8.782	588	106,387	81.74	53.61
9.001% to 9.500%	26	1,884,488	0.70	9.271	560	72,480	77.16	66.91
9.501% to 10.000%	12	865,816	0.32	9.750	549	72,151	76.19	65.97
10.001% to 10.500%	3	226,975	0.08	10.273	516	75,658	66.17	61.67
11.001% to 11.500%	1	64,708	0.02	11.475	528	64,708	69.62	100.00
Total:	**1,621**	**$270,168,103**	**100.00%**	**6.957%**	**654**	**$166,668**	**82.70%**	**39.43%**

As of the Cut-off Date, Mortgage Rates borne by the Mortgage Loans ranged from 5.150% per annum to 11.475% per annum and the weighted average Mortgage Rate of the Rate Mortgage Loans was approximately 6.957% per annum.

Remaining Months to Stated Maturity

Range of Remaining Months to Stated Maturity	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
349 to 360	1,621	$270,168,103	100.00%	6.957%	654	$166,668	82.70%	39.43%
Total:	**1,621**	**$270,168,103**	**100.00%**	**6.957%**	**654**	**$166,668**	**82.70%**	**39.43%**

As of the Cut-off Date, the remaining term to stated maturity of the Mortgage Loans ranged from 356 months to 360 months and the weighted average term to stated maturity of the Mortgage Loans was approximately 359 months.

Original Mortgage Loan Principal Balances

Range of Original Mortgage Loan Principal Balances	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
$50,000 or less	62	$2,723,167	1.01%	8.186%	602	$43,922	78.80%	81.95%
$50,001 to $100,000	351	26,683,016	9.88	7.695	629	76,020	81.28	60.48
$100,001 to $150,000	354	43,504,792	16.10	7.414	636	122,895	82.01	50.66
$150,001 to $200,000	297	51,988,407	19.24	7.097	653	175,045	82.88	40.00
$200,001 to $250,000	252	56,581,812	20.94	6.725	664	224,531	83.14	29.75
$250,001 to $300,000	184	50,199,567	18.58	6.615	662	272,824	82.70	34.61
$300,001 to $350,000	120	38,091,341	14.10	6.435	673	317,428	83.90	29.17
$350,001 to $400,000	1	396,000	0.15	6.450	680	396,000	80.00	0.00
Total:	**1,621**	**$270,168,103**	**100.00%**	**6.957%**	**654**	**$166,668**	**82.70%**	**39.43%**

As of the Cut-off Date, the outstanding principal balances of the Mortgage Loans ranged from approximately $27,750 to approximately $396,000 and the average outstanding principal balance of the Mortgage Loans was approximately $166,668

Product Types

Product Types	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
2/28 LIBOR ARM	865	$114,082,442	42.23%	7.332%	637	$131,887	82.09%	44.55%
2/28 LIBOR IO ARM	680	142,324,730	52.68	6.671	668	209,301	83.23	33.41
3/27 LIBOR ARM	25	2,932,883	1.09	7.529	614	117,315	85.86	65.96
3/27 LIBOR IO ARM	36	7,833,708	2.90	6.554	661	217,603	82.13	68.35
5/25 Treasury ARM	8	1,710,420	0.63	6.836	697	213,802	79.98	24.58
5/25 Treasury IO ARM	7	1,283,920	0.48	6.565	686	183,417	78.95	34.35
Total:	**1,621**	**$270,168,103**	**100.00%**	**6.957%**	**654**	**$166,668**	**82.70%**	**39.43%**

Loan Program

Loan Program	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Balance	Weighted Average Original LTV	Percent Full Doc
Bay Street	679	$131,678,807	48.74%	6.653%	678	$193,930	83.24%	26.35%
Wall Street	375	57,907,595	21.43	6.900	692	154,420	79.43	17.09
Main Street	382	52,000,592	19.25	7.646	571	136,127	82.09	73.71
High Street	185	28,581,108	10.58	7.214	618	154,492	87.96	82.55
Total:	**1,621**	**$270,168,103**	**100.00%**	**6.957%**	**654**	**$166,668**	**82.70%**	**39.43%**

State Distributions of Mortgaged Properties

State Distributions of Mortgaged Properties	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Arizona	101	$13,512,374	5.00%	7.333%	624	$133,786	84.62%	63.06%
Arkansas	3	178,431	0.07	8.977	574	59,477	86.82	100.00
California	605	139,890,999	51.78	6.507	673	231,225	82.40	28.87
Colorado	134	22,867,942	8.46	7.009	646	170,656	84.25	49.47
District of Columbia	1	195,890	0.07	8.875	662	195,890	70.00	0.00
Florida	82	10,762,427	3.98	7.571	627	131,249	82.85	42.53
Idaho	3	343,231	0.13	8.141	560	114,410	78.02	53.50
Indiana	22	1,751,228	0.65	7.828	595	79,601	80.41	84.41
Iowa	68	5,526,640	2.05	8.371	602	81,274	82.38	77.08
Kansas	34	2,710,663	1.00	7.659	621	79,725	84.43	61.54
Kentucky	7	513,203	0.19	7.800	596	73,315	82.29	100.00
Louisiana	6	518,840	0.19	7.188	636	86,473	82.35	32.88
Maine	6	860,375	0.32	8.301	632	143,396	78.00	42.41
Maryland	40	7,188,198	2.66	7.456	660	179,705	82.02	27.43
Massachusetts	43	8,571,407	3.17	7.372	645	199,335	79.84	30.97
Michigan	46	6,366,158	2.36	7.409	640	138,395	83.22	40.60
Minnesota	8	1,184,275	0.44	7.581	581	148,034	85.31	83.92
Mississippi	7	812,601	0.30	8.190	595	116,086	84.67	79.71
Missouri	77	6,145,919	2.27	7.840	612	79,817	83.33	69.63
Nebraska	8	554,382	0.21	7.953	635	69,298	79.53	20.71
Nevada	12	1,832,460	0.68	7.084	651	152,705	80.77	42.59
New Hampshire	2	441,500	0.16	7.817	652	220,750	83.37	0.00
New Jersey	3	616,844	0.23	7.704	617	205,615	81.72	46.47
New Mexico	3	269,643	0.10	7.941	579	89,881	87.82	100.00
North Carolina	11	1,416,619	0.52	7.680	654	128,784	83.83	71.63
Oklahoma	15	1,027,460	0.38	7.714	616	68,497	85.12	89.89
Oregon	8	1,034,843	0.38	7.312	611	129,355	83.15	55.64
Pennsylvania	5	737,188	0.27	7.721	625	147,438	85.82	51.19
South Carolina	13	999,749	0.37	7.667	618	76,904	85.03	81.65
South Dakota	1	131,920	0.05	7.650	667	131,920	80.00	0.00
Tennessee	24	2,928,102	1.08	7.434	635	122,004	83.91	42.88
Texas	122	12,279,057	4.54	7.680	644	100,648	81.74	42.15
Utah	31	4,023,200	1.49	7.036	638	129,781	84.44	65.28
Virginia	14	2,861,703	1.06	7.569	649	204,407	85.87	44.61
Washington	51	8,515,680	3.15	7.017	638	166,974	81.80	44.76
Wisconsin	3	331,450	0.12	7.825	560	110,483	82.33	64.35
Wyoming	2	265,500	0.10	7.377	570	132,750	90.00	100.00
Total:	**1,621**	**$270,168,103**	**100.00%**	**6.957%**	**654**	**$166,668**	**82.70%**	**39.43%**

No more than approximately 1.18% of the Mortgage Loans will be secured by mortgaged properties located in any one zip code.

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
50.00% or less	10	$1,320,380	0.49%	7.002%	636	$132,038	45.04%	44.39%
50.01% to 55.00%	10	1,534,160	0.57	7.458	576	153,416	53.05	46.96
55.01% to 60.00%	11	1,087,676	0.40	8.168	551	98,880	58.89	46.68
60.01% to 65.00%	14	1,818,808	0.67	7.617	603	129,915	64.11	34.41
65.01% to 70.00%	51	5,303,243	1.96	7.753	599	103,985	68.91	44.26
70.01% to 75.00%	86	11,025,633	4.08	7.474	595	128,205	73.75	50.71
75.01% to 80.00%	711	120,498,745	44.60	6.799	674	169,478	79.82	22.82
80.01% to 85.00%	338	63,365,947	23.45	6.839	657	187,473	84.83	34.96
85.01% to 90.00%	319	53,328,212	19.74	7.104	626	167,173	89.82	68.26
90.01% to 95.00%	35	5,134,462	1.90	7.479	649	146,699	94.60	96.32
95.01% to 100.00%	36	5,750,836	2.13	7.397	692	159,745	99.83	89.44
Total:	**1,621**	**$270,168,103**	**100.00%**	**6.957%**	**654**	**$166,668**	**82.70%**	**39.43%**

As of the Cut-off Date, the Original Loan-to-Value Ratios of the Mortgage Loans ranged from 40.00% to 100.00% and the weighted average Original Loan-to-Value was approximately 82.70%.

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Purchase	993	$173,256,426	64.13%	6.767%	678	$174,478	82.98%	26.59%
Refinance - Cashout	419	61,165,672	22.64	7.317	610	145,980	82.07	66.58
Refinance - Rate Term	209	35,746,004	13.23	7.256	615	171,034	82.42	55.21
Total:	**1,621**	**$270,168,103**	**100.00%**	**6.957%**	**654**	**$166,668**	**82.70%**	**39.43%**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Single Family Attached	4	$585,227	0.22%	6.761%	669	$146,307	86.93%	40.60%
Single Family Detached	1,206	197,480,818	73.10	6.985	651	163,749	82.59	40.21
Rowhouse	1	57,600	0.02	8.250	630	57,600	90.00	100.00
Townhouse	9	1,473,903	0.55	7.557	640	163,767	81.95	19.85
Condominium	154	27,754,063	10.27	6.601	678	180,221	82.53	34.43
Two-to-Four Family	29	5,396,966	2.00	7.015	691	186,102	80.88	26.62
Planned Unit Development	218	37,419,526	13.85	7.037	648	171,649	83.64	41.51
Total:	**1,621**	**$270,168,103**	**100.00%**	**6.957%**	**654**	**$166,668**	**82.70%**	**39.43%**

Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Full Documentation	741	$106,524,938	39.43%	7.098%	618	$143,758	84.67%	100.00%
Stated Income Wage Earner	534	101,852,408	37.70	6.728	688	190,735	81.52	0.00
Stated Income Self Employed	260	48,629,687	18.00	6.998	673	187,037	80.56	0.00
12 Month Bank Statements	39	5,971,279	2.21	7.660	617	153,110	84.72	0.00
24 Month Bank Statements	37	5,322,466	1.97	7.359	618	143,850	83.72	0.00
Limited Documentation	10	1,867,325	0.69	6.834	646	186,733	81.33	0.00
Total:	**1,621**	**$270,168,103**	**100.00%**	**6.957%**	**654**	**$166,668**	**82.70%**	**39.43%**

Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Primary	1,466	$250,307,974	92.65%	6.918%	652	$170,742	82.84%	39.31%
Investment	148	18,757,393	6.94	7.416	676	126,739	80.95	41.27
Second Home	7	1,102,736	0.41	7.779	714	157,534	80.38	34.34
Total:	**1,621**	**$270,168,103**	**100.00%**	**6.957%**	**654**	**$166,668**	**82.70%**	**39.43%**

The information set forth above with respect to occupancy is based upon representations of the related mortgagors at the time of origination.

Mortgage Loan Age Summary

Mortgage Loan Age Summary	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
0	465	$79,491,133	29.42%	6.917%	655	$170,949	82.75%	38.62%
1	722	122,636,031	45.39	6.930	656	169,856	82.89	40.14
2	366	58,225,663	21.55	7.047	653	159,087	82.02	36.09
3	59	8,298,284	3.07	7.118	633	140,649	83.63	56.83
4	9	1,516,993	0.56	6.812	651	168,555	86.19	57.95
Total:	**1,621**	**$270,168,103**	**100.00%**	**6.957%**	**654**	**$166,668**	**82.70%**	**39.43%**

As of the Cut-off Date, the weighted average age of the Mortgage Loans was approximately 1 month.

Original Prepayment Penalty Term

Original Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
None	168	$19,972,373	7.39%	7.886%	636	$118,883	82.04%	49.20%
6 Months	33	2,665,750	0.99	7.648	622	80,780	84.33	60.89
12 Months	6	1,123,165	0.42	7.475	652	187,194	86.15	52.30
24 Months	1,300	227,523,420	84.22	6.862	656	175,018	82.74	37.51
30 Months	39	5,346,057	1.98	7.566	625	137,078	83.21	31.33
36 Months	75	13,537,339	5.01	6.749	664	180,498	82.29	55.22
Total:	**1,621**	**$270,168,103**	**100.00%**	**6.957%**	**654**	**$166,668**	**82.70%**	**39.43%**

The weighted average prepayment penalty term at origination with respect to the Mortgage Loans having prepayment penalties is approximately 25 months.

Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
501 to 525	33	$3,525,833	1.31%	8.282%	518	$106,843	73.72%	89.22%
526 to 550	139	18,433,015	6.82	7.861	538	132,612	80.99	79.15
551 to 575	122	16,357,371	6.05	7.659	563	134,077	83.57	78.99
576 to 600	125	19,121,109	7.08	7.427	588	152,969	83.46	69.77
601 to 625	132	18,600,160	6.88	7.196	613	140,910	81.93	71.83
626 to 650	218	35,336,978	13.08	7.068	639	162,096	83.41	50.03
651 to 675	301	52,592,756	19.47	6.828	664	174,727	83.03	25.91
676 to 700	223	44,379,438	16.43	6.614	688	199,011	82.69	15.80
701 to 725	163	30,516,371	11.30	6.532	712	187,217	83.22	20.50
726 to 750	103	19,295,664	7.14	6.481	736	187,337	82.23	13.42
751 to 775	44	9,124,596	3.38	6.390	761	207,377	83.09	10.95
776 to 800	17	2,644,810	0.98	6.717	784	155,577	81.84	28.93
801 to 825	1	240,000	0.09	5.750	801	240,000	80.00	100.00
Total:	**1,621**	**$270,168,103**	**100.00%**	**6.957%**	**654**	**$166,668**	**82.70%**	**39.43%**

The Credit Scores of the Mortgage Loans that were scored as of the Cut-off Date ranged from 502 to 801 and the weighted average Credit Score of the Mortgage Loans that were scored as of the Cut-off Date was approximately 654.

Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average FICO	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
A+	86	$14,553,576	5.39%	6.840%	658	$169,228	90.21%	77.48%
A	1,267	222,162,751	82.23	6.818	669	175,346	82.48	30.98
A-	88	12,098,656	4.48	7.553	566	137,485	83.86	74.34
B+	39	5,135,973	1.9	7.727	549	131,692	86.70	86.26
B	84	10,363,303	3.84	7.948	552	123,373	80.03	77.47
C+	1	204,000	0.08	8.920	518	204,000	60.00	0.00
C	46	4,795,051	1.77	8.699	545	104,240	72.85	85.61
D	10	854,792	0.32	9.637	535	85,479	66.23	100.00
Total:	**1,621**	**$270,168,103**	**100.00%**	**6.957%**	**654**	**$166,668**	**82.70%**	**39.43%**

Margins

Range of Margins	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
5.001% to 5.500%	799	$155,676,013	57.62%	6.682%	660	$194,839	83.46%	43.40%
5.501% to 6.000%	408	67,731,313	25.07	7.046	655	166,008	82.09	29.99
6.001% to 6.500%	414	46,760,777	17.31	7.743	633	112,949	81.06	39.90
Total:	**1,621**	**$270,168,103**	**100.00%**	**6.957%**	**654**	**$166,668**	**82.70%**	**39.43%**

As of the Cut-off Date, the Gross Margins for the Adjustable Rate Mortgage Loans ranged from 5.150% per annum to 6.500% per annum and the weighted average Gross Margin of the Adjustable Rate Mortgage Loans was approximately 5.660% per annum.

Maximum Mortgage Rates

Range of Maximum Mortgage Rates	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
12.000% or less	160	$38,920,554	14.41%	5.865%	691	$243,253	81.71%	39.45%
12.001% to 12.500%	292	62,302,548	23.06	6.360	683	213,365	83.12	29.63
12.501% to 13.000%	361	66,075,623	24.46	6.831	661	183,035	82.23	33.85
13.001% to 13.500%	287	43,345,175	16.04	7.310	636	151,028	83.53	44.59
13.501% to 14.000%	271	32,968,988	12.20	7.800	623	121,657	83.51	46.58
14.001% to 14.500%	103	12,342,572	4.57	8.303	589	119,831	83.76	61.87
14.501% to 15.000%	105	11,170,656	4.13	8.782	588	106,387	81.74	53.61
15.001% to 15.500%	26	1,884,488	0.70	9.271	560	72,480	77.16	66.91
15.501% to 16.000%	12	865,816	0.32	9.750	549	72,151	76.19	65.97
16.001% to 16.500%	3	226,975	0.08	10.273	516	75,658	66.17	61.67
17.001% to 17.500%	1	64,708	0.02	11.475	528	64,708	69.62	100.00
Total:	**1,621**	**$270,168,103**	**100.00%**	**6.957%**	**654**	**$166,668**	**82.70%**	**39.43%**

As of the Cut-off Date, the Maximum Mortgage Rates for the Adjustable Rate Mortgage Loans ranged from 11.150% per annum to 17.475% per annum and the weighted average Maximum Mortgage Rate of the Adjustable Rate Mortgage Loans was approximately 12.957% per annum.

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
September 2005	9	$1,516,993	0.56%	6.812%	651	$168,555	86.19%	57.95%
October 2005	58	8,239,782	3.05	7.104	634	142,065	83.62	56.52
November 2005	351	55,351,723	20.49	7.067	652	157,697	82.10	35.93
December 2005	687	115,934,051	42.91	6.941	656	168,754	82.90	38.63
January 2006	440	75,364,623	27.90	6.915	654	171,283	82.74	37.37
October 2006	1	58,501	0.02	9.050	553	58,501	85.00	100.00
November 2006	12	2,207,834	0.82	6.621	649	183,986	80.68	50.98
December 2006	28	5,339,266	1.98	6.837	647	190,688	83.76	69.88
January 2007	20	3,160,990	1.17	6.886	651	158,050	83.80	75.08
November 2008	3	666,106	0.25	6.749	677	222,035	79.95	0.00
December 2008	7	1,362,714	0.50	6.422	687	194,673	79.01	51.47
January 2009	5	965,520	0.36	7.119	710	193,104	80.00	16.57
Total:	**1,621**	**$270,168,103**	**100.00%**	**6.957%**	**654**	**$166,668**	**82.70%**	**39.43%**

Assumed Mortgage Pools

Adjustable Rate Mortgage Loans

Collateral	Principal Balance ($)	Original Term to Maturity(months)	Remaining Term to Maturity (months)	Remaining Amortization Term (months)	Gross Mortgage Rate(%)	Net Mortgage Rate(%)	Maximum Rate(%)	Minimum Rate(%)	Gross Margin(%)	Initial Periodic Cap(%)	Subsequent Periodic Cap(%)	Rate Adjustment Frequency (months)	Next Rate Adjustment Date	Original Interest Only Term (months)
2/28 ARM / No Penalty (LIBOR)	14,266,721.15	360	359	359	8.008	7.498	14.008	8.008	5.894	3.000	1.000	6	12/1/2005	0
2/28 ARM / 6 Month Penalty (LIBOR)	2,303,000.15	360	359	359	7.702	7.192	13.702	7.702	5.821	3.000	1.000	6	12/1/2005	0
2/28 ARM / 1 Year Penalty (LIBOR)	123,600.00	360	360	360	8.050	7.540	14.050	8.050	6.250	3.000	1.000	6	1/1/2006	0
2/28 ARM / 2 Year Penalty (LIBOR)	93,071,862.37	360	359	359	7.208	6.698	13.208	7.208	5.733	3.000	1.000	6	12/1/2005	0
2/28 ARM / 2.5 Year Penalty (LIBOR)	3,468,187.77	360	359	359	7.668	7.158	13.668	7.668	5.984	3.000	1.000	6	12/1/2005	0
2/28 ARM / 3 Year Penalty (LIBOR)	849,070.31	360	359	359	7.047	6.537	13.047	7.047	5.626	3.000	1.000	6	12/1/2005	0
3/27 ARM / No Penalty (LIBOR)	194,790.94	360	359	359	8.421	7.911	14.421	8.421	5.883	3.000	1.000	6	12/1/2006	0
3/27 ARM / 6 Month Penalty (LIBOR)	65,500.00	360	359	359	7.950	7.440	13.950	7.950	5.200	3.000	1.000	6	12/1/2006	0
3/27 ARM / 1 Year Penalty (LIBOR)	315,000.00	360	359	359	7.500	6.990	13.500	7.500	6.050	3.000	1.000	6	12/1/2006	0
3/27 ARM / 3 Year Penalty (LIBOR)	2,337,592.51	360	359	359	7.443	6.933	13.443	7.443	5.688	3.000	1.000	6	12/1/2006	0
5/25 ARM / 3 Year Penalty (CMT)	1,710,419.71	360	359	359	6.836	6.326	12.836	6.836	5.869	2.000	2.000	12	12/1/2008	0
2/28 ARM / No Penalty IO (LIBOR)	5,375,860.53	360	359	300	7.549	7.039	13.549	7.549	5.702	3.000	1.000	6	12/1/2005	60
2/28 ARM / 6 Month Penalty IO (LIBOR)	277,250.00	360	359	300	7.100	6.590	13.100	7.100	5.800	3.000	1.000	6	12/1/2005	60
2/28 ARM / 1 Year Penalty IO (LIBOR)	684,565.00	360	359	300	7.360	6.850	13.360	7.360	6.153	3.000	1.000	6	12/1/2005	60
2/28 ARM / 2 Year Penalty IO (LIBOR)	133,958,857.42	360	359	300	6.622	6.112	12.622	6.622	5.563	3.000	1.000	6	12/1/2005	60
2/28 ARM / 2.5 Year Penalty IO (LIBOR)	1,877,869.00	360	359	300	7.379	6.869	13.379	7.379	5.945	3.000	1.000	6	12/1/2005	60
2/28 ARM / 3 Year Penalty IO (LIBOR)	150,328.00	360	359	300	5.950	5.440	11.950	5.950	5.500	3.000	1.000	6	12/1/2005	60
3/27 ARM / No Penalty IO (LIBOR)	135,000.00	360	358	300	7.600	7.090	13.600	7.600	6.250	3.000	1.000	6	11/1/2006	60
3/27 ARM / 2 Year Penalty IO (LIBOR)	492,700.00	360	358	300	6.802	6.292	12.802	6.802	5.409	3.000	1.000	6	11/1/2006	60
3/27 ARM / 3 Year Penalty IO (LIBOR)	7,206,008.00	360	359	300	6.517	6.007	12.517	6.517	5.614	3.000	1.000	6	12/1/2006	60
5/25 ARM / 3 Year Penalty IO (CMT)	1,283,920.00	360	359	300	6.565	6.055	12.565	6.565	5.748	2.000	2.000	12	12/1/2008	60